                                                                    EXHIBIT 99.1

                             MILL CREEK LAND, L.L.C.
                             =======================

                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2001 AND 2000

                       TOGETHER WITH REPORT OF INDEPENDENT
                               PUBLIC ACCOUNTANTS

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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Members of
Mill Creek Land, L.L.C.:

We have audited the accompanying balance sheets of MILL CREEK LAND, L.L.C. (a Delaware limited liability company) as of December 31, 2001 and 2000, and the related statements of operations, members' capital and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mill Creek Land, L.L.C. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                                             ARTHUR ANDERSEN LLP

Indianapolis, Indiana,
March 28, 2002.

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                             MILL CREEK LAND, L.L.C.

                                 BALANCE SHEETS

                           DECEMBER 31, 2001 AND 2000

                                                                         2001           2000
                                                                      ----------     ----------
ASSETS:
   Land and land improvements held for sale or lease, at cost         $6,547,926     $6,541,823
   Cash and cash equivalents                                             507,635        510,000
   Note receivable from Mall of Georgia, L.L.C                         1,230,742      1,192,984
   Accounts receivable (including $125,682 and $5,046 of interest
      receivable from Mall of Georgia, L.L.C., respectively)             125,682        334,046
                                                                      ----------     ----------
                  Total assets                                        $8,411,985     $8,578,853
                                                                      ==========     ==========

LIABILITIES AND MEMBERS' CAPITAL:
   Construction payables                                              $   41,696     $   61,195
   Accounts payable and accrued expenses                                      --         59,267
   Accrued future development costs                                      308,275        208,281
   Deferred gains                                                        236,308        158,596
                                                                      ----------     ----------
                  Total liabilities                                      586,279        487,339

COMMITMENTS AND CONTINGENCIES (Note 6)

MEMBERS' CAPITAL                                                       7,825,706      8,091,514
                                                                      ----------     ----------
                  Total liabilities and members' capital              $8,411,985     $8,578,853
                                                                      ==========     ==========

        The accompanying notes are an integral part of these statements.

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                             MILL CREEK LAND, L.L.C.

                            STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

                                                               2001             2000                1999
                                                          -------------    --------------     ----------------
Land sales                                                $          --    $    9,296,536     $     24,605,168
Cost of land sold                                                    --        (4,923,445)         (12,891,088)
Commissions and other                                           (39,700)         (528,649)          (1,268,226)
Change in accounting estimate (Note 4)                         (195,093)               --                   --
                                                          -------------    --------------     ----------------
            Net (losses) gains on land sales                   (234,793)        3,844,442           10,445,854

Real estate tax expense                                        (180,065)         (244,812)            (142,930)
Interest income (including $125,682, $5,046 and $-0-
   from Mall of Georgia, L.L.C., respectively)                  149,050           104,609              303,873
Interest expense to Mall of Georgia, L.L.C.                          --           (15,041)            (472,436)
                                                          -------------    --------------     ----------------
Net (loss) income                                         $    (265,808)   $    3,689,198     $     10,134,361
                                                          =============    ==============     ================

        The accompanying notes are an integral part of these statements.

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                             MILL CREEK LAND, L.L.C.

                         STATEMENTS OF MEMBERS' CAPITAL

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                          Buford
                                                      SPG Realty        Acquisition
                                                     Consultants,         Company,
                                                        L.P.               L.L.C.             Total
                                                    --------------   -----------------    --------------
MEMBERS' PERCENTAGE INTEREST                              50%                50%               100%
                                                    ==============   =================    ==============
CAPITAL at December 31, 1998                        $    1,332,061   $         235,070    $    1,567,131

    Distributions to members (Note 3)                     (155,233)            (27,394)         (182,627)

    Net income                                           5,290,784           4,843,577        10,134,361
                                                    --------------   -----------------    --------------

CAPITAL at December 31, 1999                             6,467,612           5,051,253        11,518,865

    Distributions to members (Notes 2 and 3)            (1,799,067)         (5,317,482)       (7,116,549)

    Net income                                            (622,788)          4,311,986         3,689,198
                                                    --------------   -----------------    --------------

CAPITAL at December 31, 2000                             4,045,757           4,045,757         8,091,514

    Net loss                                              (132,904)           (132,904)         (265,808)
                                                    --------------   -----------------    --------------

CAPITAL at December 31, 2001                        $    3,912,853   $       3,912,853    $    7,825,706
                                                    ==============   =================    ==============

        The accompanying notes are an integral part of these statements.

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                             MILL CREEK LAND, L.L.C.

                            STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                            2001              2000              1999
                                                                        ------------      ------------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net (loss) income                                                   $   (265,808)     $  3,689,198      $ 10,134,361
    Adjustments to reconcile net (loss) income to net cash provided by operating activities-
          Noncash interest income on notes receivable                             --            (6,649)          (28,189)
          Change in accounting estimate                                      195,093                --                --
    Changes in assets and liabilities-
       Land and land improvements held for sale or lease,
          at cost                                                            (23,490)        4,977,012         9,350,865
       Accounts receivable                                                   208,364          (334,046)               --
       Receivable from Mall of Georgia, L.L.C. for
          common development costs                                                --                --         4,352,000
       Other assets                                                               --            34,075           (34,075)
       Construction payables, accounts payable and accrued
          expenses                                                           (78,766)          (82,884)       (2,842,255)
       Deferred gains and accrued future development costs                        --            68,552            50,236
                                                                        ------------      ------------      ------------
          Net cash provided by operating activities                           35,393         8,345,258        20,982,943
                                                                        ------------      ------------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Issuance of notes receivable                                                  --                --        (1,996,956)
    Repayments of notes receivable                                                --         1,648,952         2,974,860
    Note receivable from Mall of Georgia, L.L.C                              (37,758)       (1,192,984)               --
                                                                        ------------      ------------      ------------
          Net cash (used in) provided by investing activities                (37,758)          455,968           977,904
                                                                        ------------      ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Payments of note payable to Mall of Georgia, L.L.C                            --        (2,784,015)      (22,389,760)
    Distributions to members                                                      --        (7,116,549)         (186,541)
                                                                        ------------      ------------      ------------
          Net cash used in financing activities                                   --        (9,900,564)      (22,576,301)
                                                                        ------------      ------------      ------------

DECREASE IN CASH AND CASH EQUIVALENTS                                         (2,365)       (1,099,338)         (615,454)

CASH AND CASH EQUIVALENTS, beginning of period                               510,000         1,609,338         2,224,792
                                                                        ------------      ------------      ------------

CASH AND CASH EQUIVALENTS, end of period                                $    507,635      $    510,000      $  1,609,338
                                                                        ============      ============      ============

        The accompanying notes are an integral part of these statements.

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                             MILL CREEK LAND, L.L.C.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000

1.  GENERAL

Mill Creek Land, L.L.C., a Delaware limited liability company, (the Company) was organized on April 4, 1997. The Company will dissolve on the earlier of the sale or disposition of all of the Company's assets or December 31, 2030. At December 31, 2001, the Company owns 20 acres of land held for sale or lease surrounding the Mall of Georgia (the Mall) which opened in August 1999. The Company also owns 157 acres, consisting of wetlands and a nature park, which the Company does not intend to sell. The Mall and peripheral land are located in Buford (Atlanta), Georgia. The Company is projecting total land sales of approximately $50,200,000. At December 31, 2001, gross land sales to date have totaled approximately $38,600,000 with remaining sales expected to occur through 2006.

The Company is owned 50% each by Buford Acquisition Company, L.L.C. (Buford) and SPG Realty Consultants, L.P. (SRC, L.P.), collectively, the Members.

Mall of Georgia, L.L.C. (MG, L.L.C.) is owned 50% by an affiliate of SRC, L.P. and 50% by Buford. MG, L.L.C. owns and operates the Mall. Mall of Georgia Crossing, L.L.C. (the Crossing) is owned 50% by an affiliate of SRC, L.P. and 50% by Buford. The Crossing owns and operates the Mall of Georgia Crossing, a community center adjacent to the Mall, which also opened in August 1999.

Simon Property Group, Inc.'s (SPG), a publicly traded real estate investment trust (REIT), paired share affiliate owned directly or indirectly a controlling 72.9% and 72.4% of SRC, L.P. at December 31, 2001 and 2000, respectively.

2.  MEMBERS' CAPITAL

SRC, L.P. is responsible for 85% of the Company's required equity funding and Buford is responsible for 15% of the Company's required equity funding. Buford may decline to make future required capital contributions in which case SRC, L.P. would be required to make the capital contribution. SRC, L.P. would be entitled to a 12% annual return on this capital contribution and the return of the capital contribution before any other distributions could be made. No such contributions or distributions were made in 2001, 2000 or 1999.

After consideration of distributions, if any, in accordance with the paragraph above, distributions of net cash flow of the Company will be made to the Members in the following order of priority:

     1. To the Members in proportion to their respective unreturned capital contribution until each Member receives a 9% annual return on each Member's respective unreturned capital contributions (i.e., equity preference) and the return of each Member's respective capital contributions. During 2000, the Company distributed all remaining unreturned capital contributions to its Members.

     2. To Buford, totaling $5,000,000, the net proceeds of all land sales after all capital and returns thereon are returned to both Members. Distributions in the amount of $5,000,000 were made to Buford in 2000.

     3. Any remaining balance is to be distributed to the Members in accordance with their membership percentages. No such distributions were made in 2001, 2000 or 1999.

Net profits, as defined, are allocated annually first, to the Members with a negative capital account in proportion to their respective negative capital account balances; second, to the Members to cause their respective capital account to equal their respective distributable share of noncash net assets (based on book

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value) assuming liquidation at the end of such year; and third, in accordance with their respective membership percentages.

Net losses, as defined, are allocated annually first, to the Members with a capital account in excess of their respective distributable share of noncash net assets (based on book value) assuming liquidation; second, to the Members with a positive capital account in proportion to their respective positive capital account balances; and third, in accordance with their respective membership percentages.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF PRESENTATION AND USE OF ESTIMATES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of the Company's assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from these estimates.

        LAND AND LAND IMPROVEMENTS HELD FOR SALE OR LEASE

Land and land improvements include the costs incurred to acquire the land, prepare the land for its intended use, and interest and real estate taxes incurred during development. Development was substantially complete in August 1999.

Land and land improvements are recorded at cost. All land was acquired from Buford at Buford's original cost. Land and land improvements for financial reporting purposes are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment is recognized when estimated undiscounted net future cash flows is less than the carrying value. To the extent an impairment has occurred, the excess of carrying value over its estimated fair value will be charged to income.

        REVENUE RECOGNITION

Land sale gains are recognized under the percentage of completion method. Land costs are allocated to land sold based on relative sales values.

        INCOME TAXES

As a limited liability company, the allocated share of income for each year is includable in the income tax returns of the Members; accordingly, income taxes are not reflected in the Company's financial statements.

        CASH FLOW INFORMATION

All highly liquid investments purchased with an original maturity of 90 days or less are considered cash and cash equivalents. Included in cash and cash equivalents are short-term investments of $480,000 and $510,000 as of December 31, 2001 and 2000, respectively.

Cash paid for interest was $-0-, $59,158, and $428,319 (net of capitalized interest of $1,235,231), during 2001, 2000 and 1999, respectively.

        EQUITY PREFERENCES

Equity preferences are accrued when earned to the extent the Company has funds available for distribution. During 2000 and 1999, SRC, L.P. earned $49,605 and $155,233 in equity preferences, respectively, and Buford earned $8,754 and $27,394 in equity preferences, respectively. Included in distributions to Members in the accompanying Statements of Cash Flows are distributions of $39,658 and $42,985 to SRC, L.P. and

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$6,999 and $7,586 to Buford, that were paid in 2000 and 1999, respectively, and accrued at December 31, 1999 and 1998, respectively. There were no preferences earned in 2001.

        RECLASSIFICATIONS

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation. These reclassifications have no impact on net operating results previously reported.

4.  GAINS ON LAND SALES

During 2001, the Company increased its estimate of the total remaining development costs, which resulted in a decrease in the percentage of completion from 99% at December 31, 2000 to 98.5% at December 31, 2001. The impact of these revisions on previously reported land sale gains has been reflected as a change in accounting estimate in the 2001 Statement of Operations. The Company also lowered its estimated total sales projections. This revision will be accounted for prospectively by lowering the profit margin on future sales.

In September 1997, the Company sold 16 acres of land to a third party for $824,496 in cash and entered into a promissory note agreement with the buyer in the amount of $2,317,193, net of discount. The transaction resulted in a total gain of $1,090,376, of which $63,752 was recognized in 1999. At December 31, 2001 and 2000, $18,736 and $12,574, respectively, were deferred and are included in deferred gain in the accompanying Balance Sheets.

In December 1998, the Company sold 2.8 acres of land to a third party for $1,050,952 in cash. The transaction resulted in a total gain of $402,438, of which $23,693 was recognized in 1999. At December 31, 2001 and 2000, $6,671 and $4,478, respectively, were deferred and are included in deferred gain in the accompanying Balance Sheets.

During 1999, the Company sold 59.9 acres of land to various third parties for $21,140,149 in cash and entered into four promissory note agreements totaling $1,996,956, net of any discounts. These transactions resulted in a total gain of $10,293,285, of which $10,190,352 was recognized in 1999. At December 31, 2001 and 2000, $153,370 and $102,933, respectively, were deferred and are included in deferred gain in the accompanying Balance Sheets.

During 2000, the Company sold 40 acres of land to various third parties for $8,561,889 in cash and $329,000 in a receivable that was collected in January 2001. These transactions resulted in a total gain of $3,861,119, of which $3,822,508 was recognized in 2000. At December 31, 2001 and 2000, $57,531 and
$38,611, respectively, were deferred and are included in deferred gain in the accompanying Balance Sheets.

There were no land sales in 2001.

5.  INDEBTEDNESS

Currently, the Company can borrow up to $29,000,000 from MG, L.L.C. under the terms of an unsecured note payable. At December 31, 2001 and 2000, the note payable had an outstanding balance of $-0-. The note payable to MG, L.L.C. bears interest at 9%, which compounds monthly and has a maturity of October 31, 2005, at which time the entire principal amount is due. A portion of the previous note borrowing was repaid during 1999 with the remaining portion repaid in 2000 using proceeds received from the sales of land.

6.  COMMITMENTS AND CONTINGENCIES

The Company is not subject to any material litigation nor to management's knowledge is any material litigation currently threatened against the Company other than routine litigation, claims and administrative proceedings arising in the ordinary course of business. Based on consultation with counsel, management believes that these items will not have a material adverse impact on the Company's financial position or results of operations.

To the extent any unreturned capital or return thereon exists at MG, L.L.C. or the Crossing after Buford receives the $5,000,000 distribution described in Note 2, the Company is required to loan, at 9% annual interest compounded monthly, to MG, L.L.C. or the Crossing any of the Company's excess funds but only to the extent of the unreturned capital or return thereon at MG, L.L.C. and the Crossing. There are no amounts borrowed under this provision.

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In addition, the Members can request a loan from the Company to be used by the requesting Member to pay the Member's Company-related tax liability in excess of the distributions to the Member. The loan would bear interest at 9% per year and would be repaid by the Member's future equity distributions. No such loans had been made during 2001, 2000 or 1999.

The Company estimates the total cost to develop the land to be approximately $27,000,000, with approximately $23,000 and $147,000 incurred in 2001 and 2000, respectively, and $400,000 expected to be incurred in the future, of which $308,275 was accrued related to land which has been sold as of December 31, 2001.

7.  RELATED PARTY TRANSACTIONS

The Company had a development agreement with an affiliate of SRC, L.P. A development fee based on the costs incurred for site work was charged by the affiliate with a maximum fee of $450,000, which was satisfied in full in 1999 with fees of $116,662.

In addition, an affiliate of Buford was compensated for development services based on the costs incurred for site work with a maximum fee of $450,000, which was satisfied in full in 1999 with fees of $116,662. Through December 31, 1999, an affiliate of Buford was also compensated for management and marketing services in the amount of $3,333 per month which totaled $39,996 in 1999. The affiliate also earns a commission of up to 5% on all land sales. In 2001, 2000 and 1999, the affiliate earned $-0-, $348,751 and $1,210,632, respectively, of commissions from the Company.

The Company has entered into an arrangement with MG, L.L.C. whereby common development costs are allocated between the Company and MG, L.L.C. based on acreage. During 2001 and 2000, $37,758 and $432,983, respectively, of costs were paid for by the Company and were allocated to MG, L.L.C. The payment for these costs is included in note receivable from MG, L.L.C. in the accompanying Balance Sheets at December 31, 2001 and 2000. The note bears interest at 9% compounded monthly. There is no stated maturity date. During 2000, approximately $18,600 was payable to MG, L.L.C. for costs paid by MG, L.L.C. on behalf of the Company. The Company reimbursed this amount in full during 2001.

                                     125